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September 30, 2013	Renee E. Laws
(617) 235-4975
renee.laws@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Dear Mr. Ganley:

I am writing on behalf of Managers Trust I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 60 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on June 13, 2013 relating to Brandywine Fund, Brandywine Blue Fund and Brandywine Advisors Midcap Growth Fund (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Prospectus – Brandywine Fund

1. Comment: Given that Brandywine Fund’s principal investment strategies disclosure states that the Fund targets fundamentally sound companies of “all sizes,” please consider whether small-capitalization stock risk should be disclosed as a principal risk of investing in Brandywine Fund.

Response: The Trust has revised Brandywine Fund’s prospectus to add small-capitalization stock risk as a principal risk of investing in Brandywine Fund.

General – All Funds

2. Comment: The disclosure in the Funds’ prospectuses and statement of additional information indicates that the reorganization of each predecessor fund into the applicable Fund (each, a “Reorganization”) is expected to occur on or about September 30, 2013. Given that the

Trust filed a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b)(1)(iii) under the 1933 Act to designate October 1, 2013 as the new effective date for the Registration Statement relating to the Funds, please revise the relevant disclosure to indicate that each Reorganization will have occurred as of such effective date.

Response: The requested changes have been made.

Prospectuses – All Funds

3. Comment: Under “Performance” in each Fund’s summary section, if the filing of the Registration Statement relating to the Funds will be completed on or after October 1, 2013, please use year-to-date performance information as of September 30, 2013.

Response: The Trust confirms that it will complete the filing of the Registration Statement relating to the Funds on or before September 30, 2013, and, therefore, intends to use year-to-date performance information as of June 30, 2013, given that September 30, 2013 data will not yet be available.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Michael Ponder, Esq.

Gregory C. Davis, Esq.

Rajib Chanda, Esq.